                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No   1 )*
                                            ----

                                    RTW, Inc.
                    -----------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
                    -----------------------------------------
                         (Title of Class of Securities)

                                   74974R 10 7
                    -----------------------------------------
                                 (CUSIP Number)

                            Tamara Ladwig, RTW, Inc.
                         8500 Normandale Lake Boulevard,
                  Minneapolis, MN 55439,  Phone: (612) 897-5569
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 7 pages

CUSIP No. 74974R 10 7              13D                    Page  2  of  6   Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     David C. Prosser
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
             U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   202,350
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 2,062,778
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   202,350
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 2,062,778
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                             2,265,128
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                 19.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 74974R 10 7              13D                    Page  3  of  6   Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Margaret F. Prosser
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
             U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                       0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               1,911,965
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                       0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                1,911,965
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,911,965
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                 16.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See Item 4.


Item 4.   PURPOSE OF TRANSACTION

     On February 18, 1997, 1,736,915 shares of common stock held by Margaret F. Prosser and 175,075 shares of common stock held by David C. Prosser were transferred into the name of both individuals as joint tenants with rights of survivorship. No consideration was paid by Mr. or Mrs. Prosser in connection with the receipt of the shares.

     David C. and Margaret F. Prosser hold the securities for investment purposes. The Prossers may, from time to time, (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to the Prossers) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

     Except as set forth above, the Prossers have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     As of February 18, 1997, the ownership of David C. and Margaret F. Prosser was as follows:

     DAVID C. PROSSER

     (a)   Amount Beneficially Owned - 2,265,128

     (b) Of the shares owned by Mr. Prosser, Mr. Prosser has the power to vote as follows:

     (i)   Sole power to vote or direct the vote - 202,350

     (ii)  Shared power to vote or direct the vote - 2,062,778

     (iii) Sole power to dispose or direct the disposition of - 202,350


     (iv)  Shared power to dispose or direct the disposition of  - 2,062,778

     MARGARET F. PROSSER

     (a)   Amount Beneficially Owned - 1,911,965

     (b) Of the shares owned by Mrs. Prosser, Mrs. Prosser has the power to vote as follows:

     (i)   Sole power to vote or direct the vote - 0

     (ii)  Shared power to vote or direct the vote - 1,911,965

     (iii) Sole power to dispose or direct the disposition of - 0

     (iv)  Shared power to dispose or direct the disposition of  - 1,911,965


                                Page 4 of 7 Pages

     Of the shares listed above, 1,911,965 shares are owned jointly by David C. Prosser and Margaret F. Prosser as joint tenants with rights of survivorship.
In addition, the following shares are beneficially owned by David C. Prosser:
(i) 150 shares are deemed owned present to currently exercisable options; (ii) 150,813 shares held by the RTW, Inc. Employee Stock Ownership Plan ("ESOP");
(iii) 157,700 shares are held by the David C. Prosser 1996 Charitable Remainder Trust for which Mr. Prosser serves as trustee; (iv) 44,500 shares are held by the David C. Prosser 1995 Charitable Remainder Trust for which Mr. Prosser serves as trustee. Margaret F. Prosser disclaims any beneficial interest in the shares held by David C. Prosser other than the shares held jointly with him. David C. Prosser disclaims any beneficial interest in the ESOP other the 8,113 shares allocated to his account as of 12/31/96.

     (c) RECENT TRANSACTIONS. On February 18, 1997, 2,000 shares were sold by the David C. Prosser 1995 Charitable Remainder Trust at a price of $10.25 per share and 3,000 shares were sold by the David C. Prosser 1996 Charitable Remainder Trust at a price of $10.25 per share. On November 15, 1996, 1,300 shares were sold by the David C. Prosser 1995 Charitable Remainder Trust at a price of $16.125 per share and 13,000 shares were sold by the David C. Prosser 1996 Charitable Remainder Trust at a price of $16.125 per share.

     (d)  Not applicable.

     (e)  Not applicable.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Joint Filing Agreement.


                                Page 5 of 7 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ David C. Prosser
March 7, 1997                           ---------------------------------------
                                        David C. Prosser

                                        /s/ Margaret F. Prosser
                                        ---------------------------------------
                                        Margaret F. Prosser




                                Page 6 of 7 Pages
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                                    EXHIBIT I


                             JOINT FILING AGREEMENT


     The undersigned, David C. Prosser and Margaret F. Prosser, hereby agree that this Schedule 13D relating to securities of RTW, Inc. shall be filed on behalf of each of them.


Dated: March 7, 1997
                                        /s/ David C. Prosser
                                        ---------------------------------------
                                        David C. Prosser

                                        /s/ Margaret F. Prosser
                                        ---------------------------------------
                                        Margaret F. Prosser



                                Page 7 of 7 Pages